

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 29, 2009

Mr. Joseph M. Abell
Chief Financial Officer
Tetra Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

> **Re:** **Tetra Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-13455**

Dear Mr. Abell

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Karl Hiller
                                Branch Chief